Exhibit (a)(5)(ii)

Kudelski’s tender offer to acquire the minority shares of OpenTV Presentation to shareholders October 2009

Disclaimer Cautionary Statement Regarding Forward-Looking Statements These materials contain certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “views”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in the forward-looking statements contained in these materials, including, among others, political, economic, business, competitive, market and regulatory factors. In particular, factors that may cause actual results to differ include risks related to: (1) delays in the development or introduction of new products and new versions of existing products; (2) technical difficulties with networks or operating systems; (3) deterioration of worldwide economic conditions and the potential impact of such conditions on purchasing and investment decisions; (4) changes in technologies that affect the television industry; (5) loss of or inability to obtain adequate protection for intellectual property rights; (6) pricing and product initiatives of competitors; (7) developments in financial market conditions; (8) litigation; (9) potential difficulties in integrating the businesses of OpenTV Corp. and the Kudelski Group, and that some or all of the anticipated benefits of the proposed transaction may not be realized on the schedule contemplated or at all; (10) loss of key executives or other employees; (11) adverse publicity and news coverage; and (12) a number of other factors, some of which are beyond the control of the Kudelski Group. Additional Information and Where to Find It These materials are for informational purposes only and do not constitute an offer to purchase or a solicitation of an offer to sell any securities of OpenTV Corp. The tender offer is being made pursuant to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents), as filed by Kudelski SA and Kudelski Interactive Cayman, Ltd. with the Securities and Exchange Commission (the “SEC”) on October 5, 2009 and as the same may be amended from time to time. Those materials contain important information, including the terms and conditions of the tender offer, and OpenTV Corp. shareholders are advised to read those materials and any other materials relating to the tender offer that are filed with the SEC carefully and in their entirety before any decision is made with respect to the tender offer. OpenTV Corp. shareholders may obtain copies of those materials for free at the SEC’s website at www.sec.gov or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at 1-800-322-2885.

Background and overview of the offer February June October February 26, 2009 Kudelski submitted a proposal to OpenTV to acquire the outstanding Class A ordinary shares Kudelski did not own for $1.35 per share June 2, 2009 The Special Committee issued a press release announcing that it was rejecting Kudelski’s proposal June 4, 2009 Kudelski withdrew its offer on the belief that mutually acceptable terms could not be reached Share price declined 20% following withdrawal October 5, 2009 Kudelski commenced a tender offer to purchase all outstanding Class A ordinary shares that Kudelski does not own for $1.55 per share in cash (1) For purposes of calculating implied market capitalization, Kudelski has assumed OpenTV Class A ordinary shares and Class B ordinary share price of $1.55 per share. The actual price of OpenTV Class B ordinary shares may differ materially based on premium for additional voting control. Overview of the offer $1.55 per Class A ordinary share in cash Implies a market capitalization of up to $215 million (1) Attractive premium to unaffected share price Investors should expect Kudelski to continue its disciplined investment approach The tender offer expires at 5:00 p.m., New York City time, on Friday, November 6, 2009, unless the offer is extended as described in the Offer to Purchase distributed to OpenTV shareholders Any and all shares – no minimum acceptance condition The tender offer will be financed by a combination of proceeds from a credit facility and cash on hand The tender offer is being made by Kudelski Interactive Cayman Ltd., a subsidiary of Kudelski

Situation overview OpenTV faces serious strategic challenges, which, if not addressed, will materially affect long-term sustainability Operational turnaround successful through 2008 has increased profitability... ... however, the status quo is not sustainable Significant investments are needed to improve OpenTV’s competitive position, which may impact OpenTV’s short-term profitability This pessimistic view is shared by many investors, as evidenced by trading levels of OpenTV’s stock prior to the launch of the tender offer Closing prices between the withdrawal of Kudelski’s proposal and the launch of the tender offer averaged $1.32, not only below the offer price but also below the price in Kudelski’s proposal on February 26, 2009 OpenTV’s stock underperformed, relative to the NASDAQ, from February 26, 2009 to October 2, 2009 The Special Committee’s assessment relied on unrealistic projections for OpenTV Represented overly optimistic future business prospects given current market trends and at-risk customers Inadequately accounted for measures required to mitigate risks faced by OpenTV Ahead of an uncertain future for OpenTV, the current offer provides an attractive exit option and value proposition to OpenTV shareholders

Current offer is an attractive exit option for OpenTV shareholders OpenTV as a standalone company is not favorably positioned Sub-scale, and without increased spending levels, OpenTV is at risk as standalone company and is facing challenges to launch next-gen products Current technology platform does not address emerging customer needs and new opportunities for growth markets Increasing number of vendors are offering advanced solutions and next-gen features, in a cost effective and flexible manner Current offer is fair – significant premium vs. recent and unaffected trading levels The offer implies a 17% 1-day premium to the October 2, 2009 closing price and a 55% premium over unaffected share price of $1.00 prior to announcement of Kudelski’s February 26 proposal Implies an approximately 42% premium to enterprise value implied by the October 2, 2009 closing price Price offered is higher than any closing price between the withdrawal of Kudelski’s February 26 proposal and commencement of the offer The trading range between the withdrawal of February 26 proposal and commencement of the offer is an important signal of many investors’ view of the true standalone valuation and prospects of OpenTV Premium is being offered to investors despite need for a significant increase in R&D and acquisition investments Provides liquidity to investors ahead of a period of strategic challenges for OpenTV Mid- and long-term value and sustainability are at risk if investments are not made Profitability may vanish for several years in the case in which OpenTV adopts the investment plan proposed No near-term solution to improve liquidity and generate investor confidence Kudelski has no interest in selling its shares as previously stated Unaffected trading volume has trended down significantly in 2009 and may continue to do so Institutional interest in OpenTV will likely continue to be limited given (i) limited equity analyst coverage, (ii) OpenTV’s small market capitalization, (iii) the small size of float in the Class A ordinary shares, and (iv) Kudelski’s voting control Kudelski is financially disciplined and will not pay above fair value The offer provides immediate liquidity at a premium to recent trading levels ahead of a period of significant challenges for OpenTV and minority shareholders

6 OpenTV revenue, non-GAAP operating expense and GAAP operating income Source: OpenTV filings. (1) Includes cost of revenue. Excludes depreciation and amortization of property and equipment and amortization of intangible assets. GAAP operating income Non-GAAP operating expenses (1) Revenue 2007 2005 2008 2006 ($ in millions) Tight expense management since acquisition by Kudelski of voting control at beginning of 2007 has brought OpenTV to profitability Successful turnaround since 2006... $116 $110 $95 $78 $103 $105 $96 $80 $6 -$5 -$10 -$11

Share price performance since January 16, 2007 (date on which Kudelski acquired its controlling stake) Relative trading since announcement (February 27, 2009 to August 18, 2009) Index 1/16/07 = 100 NASDAQ:(18%) OPTV:(48%) Price ($) Volume (000s) ...however, the capital markets have continued to punish OpenTV’s share price Source: FactSet. 10/2/09 Public equity markets have lost confidence in the standalone business model – OpenTV’s share price is down 48% (compared to a 18% decline by the NASDAQ) since Kudelski’s initial investment(1) – despite improved profitability (1) Based on OpenTV share price of $1.33 per share on October 2, 2009 and OpenTV share price of $2.55 on January 16, 2007, the closing price on the day of the announcement of the completion of Kudelski’s investment in OpenTV. $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 1/16/07 5/8/07 8/28/07 12/18/07 4/8/08 7/29/08 11/18/08 3/10/09 6/30/09 10/2/09 0 2,000 4,000 6,000 8,000 10,000 For the period between Jan 16, 2007 and Oct 2, 2009 Price (10/2/09) $1.33 Closing high price (2/22/07) 2.85 Closing low price (11/20/08) 0.92 30 40 50 60 70 80 90 100 110 120

Despite improved top and bottom line, limited confidence from the markets Source: Trailing twelve months (“TTM”) revenue, shares and options outstanding, and net debt based on OpenTV filings. Share prices based on FactSet. FD Aggregate value / TTM revenue multiple vs. TTM revenue since January 16, 2007 $112.9MM 0.6x Investors realize that the trends are not sustainable in status quo Revenue trend in the business is not strong and billings growth has stalled Most short-term profitability optimizations and quick-wins realized, with limited room for further improvements More challenging and dynamic, competitive landscape Technology and product portfolio evolution requirements are not being addressed quickly enough by OpenTV Niche position not sustainable in an environment increasingly demanding complete solutions 10/2/09 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x 1/19/07 6/15/07 11/9/07 4/4/08 8/29/08 1/23/09 6/19/09 TTM Revenue Multiple $90 $95 $100 $105 $110 $115 $120 $125 $130 TTM Revenue ($MM)

Changes in the technology landscape are challenging the traditional middleware business More aggressive competitive landscape New and strong competition from open-source and open-standard middleware solutions putting significant pressure on prices for new deployments Market fragmentation bringing more choices to clients, while reducing the life cycle of product and increasing R&D expenditures Establishment of industry standards marginalizing proprietary legacy solutions such as OpenTV’s products New technologies are being provided reducing the Total Cost of Ownership (e.g., MHP, Tru2way) Pervasive IP / HTML provides a low-cost, industry-standard method for interfacing with set-top boxes and presenting data to consumers The growing complexity of service providers’ content-delivery networks is reducing the appeal of standalone solutions in favor of more integrated solutions that include a suite of hardware and software offerings Increased consumer sales of set-top boxes through retail channels (where OpenTV currently has no competitive solution) Increased deployment of iDTV sets with integrated CAMs and low-end MHEG solutions (particularly in Europe) These risks to OpenTV’s business pose a significant threat to mid and long-term profitability and sustainability

Additional estimated middleware expenditures in 2011 Base Case Sensitivity Case Next generation middleware solutions Basic MHP / OCAP $3.6 $12.5 Advanced Java-based 1.4 5.0 Flash, scalable vector graphics 1.4 2.5 IPTV solutions 5.0 12.5 Multi-device cross platform 1.4 2.5 Digital Terrestrial Television 1.4 2.5 Adjustment to May 26 Projections expenditure levels (3.4) (3.4) Total $10.8 $34.1 ($ millions) Material investments required in middleware solutions to secure current customer franchise Kudelski will advocate through its position on the board that OpenTV should invest an incremental $100-150 million over three years (organic and via acquisitions) Addressable Advertising Multi-Device Cross Platform Solutions Retail / DTT Solutions New Technologies (Java, Flash, Widgets) Next Generation Middleware Solutions IPTV Solutions Source: Kudelski adjustments based on methodology provided to the Special Committee on May 13, 2009, adjusted for the May 26 OpenTV forecast. The nature of these adjustments is inherently speculative, representing an attempt to estimate OpenTV’s future performance given highly imperfect information. For additional information regarding these adjustments see the Offer to Purchase. Required investments may be made either through additional operating expenditures or acquisitions

Comments on the Special Committee’s forecasts Special Committee Projections failed to adequately account for the risks associated with the Company and its business Assumed virtually all major customers will be retained, despite material risk that some may choose alternative solutions Assumed material amount of future revenue from new customers in new markets and segments, despite recent inability to gain traction with new customers due to underinvestment in the evolution of core technology for new segments and growth markets Aggressive pricing assumptions Special Committee Projections underestimated R&D investment required for OpenTV to remain a sustainable, profitable business Rollout schedule needs to be significantly accelerated, which will require additional investments

Forecast presented by Special Committee overly optimistic

US$ in millions

	May 26 Projections				
	2008A	2009E	2010E	2011E	08-'11 CAGR
Middleware segment GAAP revenue	$103.2	$105.8	$114.9	$126.3	7%
Advertising segment GAAP revenue	13.3	13.0	15.8	17.1	9%
Total revenue	**116.5**	**118.9**	**130.7**	**143.4**	**7%**
COGS[1]	36.7	36.8	36.8	38.8	
R&D[1]	31.5	30.4	37.4	42.0	
SG&A[1][2]	6.5	6.7	7.8	8.2	
Corporate[1]	24.1	25.8	30.2	32.0	
Adjusted EBITDA[3]	**17.6**	**19.3**	**18.4**	**22.4**	
% margin	*15%*	*16%*	*14%*	*16%*	

Source: OpenTV forecast based on projections prepared at the request of the Special Committee as of May 26, 2009.

Note: Figures may not sum due to rounding.

(1) Represents non-GAAP operating expenses which exclude share-based compensation, restructuring charges, depreciation and amortization, impairment charges, and other one-time or extraordinary expenses.

(2) Excludes corporate expenses.

(3) Defined as earnings before interest and other non-operating income, tax, share-based compensation, depreciation and amortization, restructuring charges, impairment charges, and other one-time or extraordinary expenses.

Comments

- Revenue projections not adequately risk-adjusted
  - Assumes no customer losses and minimal risk associated with projected revenues from key accounts
  - Assumes new customers and emerging markets will provide strong revenue growth
  - Does not consider current, observable market trends (e.g., unit price erosion, client reaching saturation, new competitors from adjacent business entering the market)
- Little margin for error to achieve growth in profitability
  - Assumes that OpenTV will maintain its pricing at ALL key accounts
  - Next-gen R&D investment does not begin until late 2010 / early 2011 – insufficient to drive 2011 revenue targets
  - Forecasts twice revised downwards during discussions with Special Committee

The forecast presented by the Special Committee is based upon unachievable revenue projections and limited investment levels

12 OCTOBER 2009

Summary of adjustments to 2011 forecasts

(US$ in millions)

	OpenTV Corp. forecast	Adjusted forecasts	
		Base Case	Sensitivity Case
Billings adjustments		($23.3)	($48.5)
Adjusted billings	**$154.2**	**$130.9**	**$105.7**
Middleware R&D expenditure adjustments(1)		$10.8	$34.1
Advertising R&D expenditure adjustments(1)		4.1	8.4
Reduction of COS due to reduced billings(2)		(2.8)	(6.9)
Reduction of corporate expenditures		(4.0)	(4.0)
Adjusted expenditures	**$121.1**	**$129.2**	**$152.7**
Adjusted Billings EBITDA	**$33.2**	**$1.8**	**($46.9)**

Source: OpenTV forecast based on projections prepared at the request of the Special Committee as of May 26, 2009. Kudelski forecasts based on methodology provided to the Special Committee on May 13, 2009, adjusted for the May 26 OpenTV forecast. The nature of these adjustments is inherently speculative, representing an attempt to estimate OpenTV's future performance given highly imperfect information. For additional information regarding these adjustments see the Offer to Purchase.

Note: Figures may not sum due to rounding.

(1) The additional expenditures may be made either through increased operating expenses or via cash outlays for acquisitions.

(2) Assumes one-for-one reduction in cost of sales in middleware for each dollar reduction in estimated middleware services billings.

- Billings adjustments account for:
  - Eroding current customer base
  - Marginal opportunities in emerging markets
  - Declining current customer demand
- Additional investments may be made either through additional operating expenditures or, if more economical, via acquisitions

13

OCTOBER 2009

Attractive premiums offered



1-day premiums
Premium to unaffected share price / enterprise value as of February 26, 2009
Premium to share price / enterprise value as of October 2, 2009
29%
55%
17%
190%
42%
Median premium of selected minority buyout transactions(1)
Share price offer premium(2)
Offer premium to enterprise value(2)(3)
Kudelski's offer @ $1.55

- » Meaningful premiums offered
- » Significant premium to OpenTV's enterprise value implied by recent trading levels of the stock

Source: SDC, OpenTV filings and FactSet.

(1) Selected transactions include all completed and pending minority buy-out transactions of publicly-traded, US-based companies with transaction equity values greater than $50MM between January 1, 2005 and October 2, 2009. Minority buyout transactions defined as transactions in which acquiror owned more than 50% of outstanding shares prior to the transaction and sought the remaining outstanding shares through the acquisition.

(2) Unaffected offer premium based on OpenTV's closing price of $1.00 on February 26, 2009. Current offer premium based on OpenTV's closing price of $1.33 on October 2, 2009.

(3) Unaffected enterprise value based on 138.7MM combined Class A ordinary and Class B ordinary shares outstanding based on Form 10-K for the period ended December 31, 2008, including 0.7MM minority interest shares in OpenTV, Inc. subsidiary that are exchangeable into OpenTV Class A shares, options outstanding based on OpenTV's Form 10-K for the period ended December 31, 2008 and $102.8MM cash from its Form 10-K for the period ended December 31, 2008. Current enterprise value based on 138.8MM combined Class A ordinary shares and Class B ordinary shares outstanding as of July 31, 2009 from OpenTV's Definitive Proxy Statement on Schedule 14A filed as of September 8, 2009, including 0.6MM minority interest shares in OpenTV, Inc. subsidiary that are exchangeable into OpenTV Class A shares, options outstanding based on OpenTV's Form 10-Q for the period ended June 30, 2009 and $111.3MM cash from its Form 10-Q for the period ended June 30, 2009. For purposes of calculating implied market capitalization, Kudelski has assumed the price of Class B ordinary shares equals the price of the Class A ordinary shares. The actual price of OpenTV Class B ordinary shares may differ materially based on premium for additional voting control.

14 | OCTOBER 2009

 Return since February 26, 2009 (Date of announcement of Kudelski proposal) Provides significant out-performance relative to broader index Source: FactSet. Unaffected OpenTV and NASDAQ prices as of October 2, 2009. Note: OpenTV current offer premium returns based on $1.55 offer price. Standalone OpenTV has underperformed the market Current offer provides returns significantly superior vs. the market OpenTV (unaffected) OpenTV (current offer premium) 33% 47% 55% NASDAQ

 The largest minority shareholder has significantly reduced its valuation expectations On April 2, 2009, Discovery Group (“Discovery”) publicly suggested that “fair value” for OpenTV Class A shares was $2.00-2.50 and argued that the higher end of the range was more appropriate than the lower end of the range On September 9, 2009, Discovery unilaterally offered to sell its stake in OpenTV to Kudelski for $1.77 per share Represented a 29% discount to the “fair value” of OpenTV Discovery submitted to the Special Committee on March 27, 2009(1) Validated Kudelski’s assessment that Discovery’s previous analysis and conclusions were fundamentally flawed and significantly in excess of the fair value of OpenTV Indicated willingness to accept a 0% return on investment – $1.77 per share is Discovery’s cost basis – rather than continue its investment through the upcoming challenges for OpenTV Discovery has significantly revised its value expectation downward and is seeking an exit (1) Presentation published in Discovery Group’s amended 13-D filing dated April 2, 2009. Discovery’s current valuation position 29% price reduction $2.50 $1.77 Public position on "Fair Value" as of April 2 Discovery proposed sale price as of September 9

Trading performance since January 2, 2008 Small market cap and steady decline of liquidity in the market reduce institutional investor interest; there is no near-term solution that would increase interest amongst institutional investors Volume (000s) Price ($) Source: FactSet. 10 Research analysts have abandoned OpenTV Only one analyst currently covers OpenTV versus five analysts covering it in November 2007 Liquidity has declined since Kudelski withdrew its proposal on June 4, 2009 Analysts covering OpenTV Analysts covering on 1/2/2008: B. Riley & Co. Craig-Hallum Ferris Baker Watts Kaufman Brothers Analyst currently covering: Kaufman Brothers Limited liquidity in OpenTV’s stock - 1 2 3 4 Average Statistics Period Price Volume (000s) Current $1.33 329 Last 30 days 1.34 360 Last 90 days 1.35 355 Last 12 months 1.30 392 2008 1.34 542 Note: Current share price as of October 02,2009. $0.00 $0.30 $0.60 $0.90 $1.20 $1.50 $1.80 $2.10 1/2/08 3/13/08 5/23/08 8/2/08 10/12/08 12/22/08 3/3/09 5/13/09 7/23/09 10/2/09 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 50-trading day avg. volume Stock price

Post-tender offer process alternatives

Kudelski owns:

(Total Class A and Class B ordinary shares in MM)

A — > 90% of voting rights [(1)]



Implied public float
41.5
Kudelski
97.2

B — Majority of pre-tender minority shares [(2)]



Implied public float
47.8
Kudelski
90.9

C — Less than a majority of pre-tender minority shares



Current public float
94.0
Kudelski
44.7
Up to 46MM shares

Kudelski causes subsequent redemption → Shareholders who did not tender their shares will receive the per share consideration in the redemption and OpenTV will cease to be a public company

Kudelski DOES NOT cause subsequent redemption →

- Kudelski will seek to cause OpenTV to terminate its NASDAQ listing and registration with the SEC

  Kudelski may decide to seek full ownership over time

- Kudelski may decide to seek full ownership over time

Liquidity and marketability of remaining outstanding Class A ordinary shares may be significantly impacted in these scenarios

Note: Total OpenTV Class A and Class B shares illustrated on this page based on OpenTV's Definitive Proxy Statement on Schedule 14A filed as of September 8, 2009. Public float includes 0.6MM minority interest shares in OpenTV, Inc. subsidiary that are exchangeable into OpenTV Class A ordinary shares based on OpenTV's Form 10-Q for the period ended June 30, 2009.

(1) Kudelski will reach the 90% threshold if approximately 52,475,350 of the 93,472,354 outstanding Class A shares not owned by Kudelski SA or its wholly owned subsidiaries as of October 2, 2009, the date of the Offer to Purchase. Excludes 0.6MM minority interest shares in OpenTV, Inc. subsidiary that are exchangeable into OpenTV Class A ordinary shares.

(2) Kudelski will reach the majority of the minority condition if approximately 46,184,459 of the 92,368,917 outstanding Class A shares, excluding shares owned by the Kudelski Group, its affiliates and executive officers and directors of OpenTV as of October 2, 2009, the date of the Offer to Purchase . Excludes 0.6MM minority interest shares in OpenTV, Inc. subsidiary that are exchangeable into OpenTV Class A ordinary shares.

18 | OCTOBER 2009

Non-tendering shareholders may be left with less liquid shareholdings

- Trading in OpenTV shares has already declined given the limited float and smaller market cap
  - Kudelski currently owns 32.3% of outstanding OpenTV shares and 77.2% of the total voting power
  - Shareholder base is comprised of a limited number of significant minority shareholders
- As minority shareholders tender, liquidity for the remaining shareholders may decline further
  - Kudelski has not conditioned the tender on any minimum acceptance level condition
  - No decision at this time whether Kudelski will cause redemption of any non-tendered shares at any threshold
- Many large shareholders will recognize the value of Kudelski's offer, which may significantly reduce the public float

Current ownership

(Shares in MM)


Kudelski
44.7
32%
Public float
94.0
68%

- Top 5 minority shareholders own 34.5MM shares and top 10 minority shareholders own 46.5MM shares
- Depending on the composition of those who tender, the remaining public float may become severely restricted or largely evaporate

50% tender scenario


34%
Implied
public float
47.8
Kudelski
90.9
66%

75% tender scenario


18%
Implied
public float
24.7
Kudelski
114.0
82%

Source: Class A and Class B shares outstanding as of July 31, 2009 based on OpenTV's Definitive Proxy Statement on Schedule 14A filed as of September 8, 2009, includes 0.6MM minority interest shares in OpenTV, Inc. subsidiary that are exchangeable into OpenTV Class A ordinary shares based on OpenTV's Form 10-Q for the period ended June 30, 2009. Tender scenarios assume exclusion of 1.0MM shares held by OpenTV Directors and Officers, 0.6MM minority interest shares and 14.5MM Class A ordinary shares held by the Kudelski Group.

Note: Top 5 holders based on FactSet as of October 2, 2009, include Discovery Group, Sun Microsystems, Pinnacle Associates, Black Horse Capital Advisors and Veritable LP. Top 10 holders includes Top 5 holders and Vanguard, Barclays Global Investors, Arcadian Asset Management, Renaissance Technologies, and State Street Global Advisors.

19 | OCTOBER 2009

Conclusions OpenTV is at a strategic juncture, with significant investments required ($100-$150 million) to ensure its sustainability, and Kudelski will advocate through its board representation to proceed with appropriate investments OpenTV’s forecast presented by the Special Committee is too optimistic and the “discontinued nature” of projections is not acceptable Forecasts assume de minimis risk associated with projected revenues from current key accounts and new and emerging customers when in fact such risks are significant and have already materialized This risk is particularly acute in a standalone scenario Projected R&D expenditures are insufficient to maintain OpenTV’s long-term competitive standing, current spending levels will only provide short-term profitability This view is confirmed by recent trading levels of OpenTV’s stock Kudelski believes that its offer provides fair value to OpenTV shareholders, with an attractive premium to recent trading levels Kudelski will acquire all shares that are tendered during the process and offer an exit option for current shareholders not willing to support the implications of required strategic plan or OpenTV’s current strategy Not subject to any minimum acceptance conditions The liquidity of the Class A shares may be severely impacted if OpenTV is delisted Current offer provides liquidity at an attractive price ahead of a challenging period for OpenTV